Exhibit 99.1

The INX Digital Company Announces CFO Transition Plan

INX Names Ms. Naama Falach as Incoming Chief Financial Officer (CFO), Effective June 1st, 2024

Toronto, Canada – (May 6, 2024) - The INX Digital Company, Inc. (Cboe CA: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), the owner of INX.One, a security token and digital asset trading platform, U.S. broker-dealer, alternative trading system, transfer agent, and inter-dealer broker (through its subsidiaries), announced today that, in a mutually agreed decision, Chief Financial Officer (CFO) Ms. Renata Szkoda will be leaving the company effective May 31, 2024. Assuming this position will be Ms. Naama Falach, who brings with her over three years of invaluable experience as the company’s VP Global Finance.

Ms. Falach brings a wealth of experience and knowledge to the role of CFO, having been an integral part of INX’s finance team for the past three years. The Board of Directors has expressed confidence in Ms. Falach’s ability to lead the company’s financial operations and contribute to its strategic growth.

“We are delighted to welcome Naama Falach as our new CFO,” said Shy Datika, CEO of INX. “Naama’s deep understanding of our business, combined with her financial expertise and leadership skills, make her the ideal choice to lead us forward. Ms. Szkoda will work closely with Ms. Falach and the finance team to ensure a smooth transition before her departure,” he adds.

“On behalf of everyone at INX, I’d like to express my gratitude to Renata for her commitment to the Company, its employees, and shareholders. She has helped lay the solid foundation that will support the company’s strategic growth and innovation, global presence, and financial strength. We wish her all the best in her future endeavors.”

This transition reflects the company’s ongoing evolution as it strives to enhance and secure its cash positions while maximizing efficiency to support its rapid future growth.

Ms. Falach commented, “I thank Shy and the Board of Directors for their vote of confidence. I am excited to take on this new role and contribute to INX’s success through sound financial strategies and efficient operations.”

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. INX’s securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Contact: Alan Silbert

Email: investorrelations@inx.co